Exhibit 99(a)(5)

GREATBATCH, INC. AND ENPATH MEDICAL, INC. ANNOUNCE

EXPIRATION OF HSR WAITING PERIOD FOR ACQUISITION

CLARENCE, N.Y. AND MINNEAPOLIS, MN—(Business Wire)—May 30, 2007—Greatbatch, Inc. (NYSE:GB) and Enpath Medical, Inc. (NASDAQ:NPTH) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) with respect to Greatbatch’s acquisition of Enpath has expired.

On May 8, 2007, Greatbatch commenced an all-cash tender offer for all of the outstanding shares of Enpath common stock for $14.38 per Enpath share. The tender offer is being made pursuant to the definitive merger agreement unanimously approved by the Boards of Directors of both companies and announced on April 30, 2007. The Enpath Board of Directors has unanimously recommended that Enpath shareholders tender their shares into the offer.

The tender offer will expire at 12:00 midnight New York City time, on Tuesday, June 5, 2007 (the end of the day on Tuesday), unless extended. Following successful completion of the tender offer, holders of any remaining outstanding shares of Enpath will be entitled to receive cash of $14.38 per share of Enpath common stock upon closing of the acquisition.

As previously announced, the transaction is subject to customary closing conditions, as well as the valid tender of a majority of the outstanding shares of Enpath common stock, on a fully-diluted basis. The expiration of the HSR waiting period has satisfied one of the closing conditions. Greatbatch expects to close the transaction in late June.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and certain additional information is set forth in the Solicitation/Recommendation Statement of Enpath, copies of which are available by contacting Georgeson, the Information Agent for the tender offer, at 1-866-580-6912 toll free. The Dealer Manager for the tender offer is Banc of America Securities LLC.

About Greatbatch

Greatbatch, Inc. is a leading developer and manufacturer of critical components used in implantable medical devices and other technically demanding applications.

About Enpath Medical

Enpath Medical, Inc., headquartered in Plymouth, Minnesota, is a leader in the design, development, manufacture and marketing of percutaneous delivery systems and stimulation leads technologies. Its proprietary products include venous vessel introducers, articulating and fixed curve delivery catheters, epicardial and endocardial stimulation leads, and other products for use in pacemaker, defibrillator, catheter and infusion port procedures as well as neuromodulation markets. Its products, which are primarily finished goods, are sold worldwide through partnering relationships with other medical device companies.

Forward-Looking Statements

This press release contains forward-looking statements regarding the proposed transaction between Greatbatch and Enpath, including a statement regarding the anticipated closing of the above described acquisition. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Greatbatch’s or Enpath’s control. Among other things, these factors include the risk that the acquisition will not be completed because the tender offer did not proceed as anticipated or closing conditions to the acquisition were not satisfied. For a further list and description of risks and uncertainties associated with Greatbatch’s and Enpath’s businesses, see their reports filed with the Securities and Exchange Commission (SEC), including the “Risk Factors” section in each company’s most recent annual report on Form 10-K. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. The offer to buy shares of Enpath common stock is being made pursuant to a Tender Offer Statement filed by Greatbatch and its subsidiaries with the SEC on Schedule TO on May 8, 2007. A Solicitation/Recommendation Statement with respect to the offer was filed by Enpath with the SEC on Schedule 14D-9 on May 8, 2007. Enpath shareholders are advised to read the Tender Offer Statement and the related Solicitation/Recommendation Statement. These documents contain important information that should be read carefully before any decision is made with respect to the offer. These documents are available to all shareholders of Enpath at no expense to them. These documents are available at no charge on the SEC’s web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from Georgeson, the Information Agent, at 1-866-580-6912 toll free.

CONTACTS:	For Greatbatch, Inc.
Anthony Borowicz
Treasurer and Director, Investor Relations
(716) 759-5809
tborowicz@greatbatch.com

For Enpath Medical, Inc.
Scott Youngstrom
Vice President of Finance — Chief Financial Officer
(763) 951-8181
syoungstrom@enpathmed.com